Michael F. Marino
215.963.5388
mfmarino@morganlewis.com

June 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3561
Attention:	H. Christopher Owings Assistant Director

Re:	PolyMedix, Inc. Registration Statement on Form 10-SB Pre-effective Amendment No. 2 Filed June 16, 2006 File No. 000-51895

Dear Mr. Owings:

On behalf of PolyMedix, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 12, 2006 to Nicholas Landekic with respect to the Company’s Registration Statement on Form 10-SB referred to above (the “Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.

Where indicated below, the Company has made to the referenced disclosures in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter. Amendment No. 2 also contains certain changes and additions resulting from recent developments and management’s ongoing review of the disclosures contained therein.

Back to Contents

Securities and Exchange Commission

June 19, 2006

We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 2 as filed via EDGAR; and (iii) Amendment No. 2, marked to show changes against Amendment No.1 to the Registration Statement, as filed with the Commission on May 24, 2006.

Market Opportunity, page 3

1.     We note your response to comment 3 in our letter dated May 2, 2006. It is unclear how the supplemental information you provided supports the statements in your registration statement. For example, it is unclear how the supplemental information provided in tab 4 supports your statement that the world’s antibiotic market is approximately $25 billion and growing 4.9% per year. The supplemental information you provided indicates that the statistics relate to the size of the market in 1999 and the growth between 1998 and 1999. It is unclear how the supplemental information in tab 1 supports your statistic that the U.S. market for all antibiotic drugs is approximately $8 billion. Given the labeling of the columns and rows in your table, it is unclear how the statistics in the table match your statements in the registration statement. For instance, you state that the U.S. market for antibiotic drugs is approximately $8 billion. The table indicates an $8 billion figure in the row for Protamine. Does Protamine represent the entire U.S. market for antibiotic drugs? Please provide a marked table further explaining how the table supports the statements in your registration statement. We may have further comment.

Response:

The Company is providing supplemental materials to the Staff responsive to this comment under cover of a separate letter dated today. Specifically, the Company is providing (i) information regarding the size of the world’s antibiotic market and the growth rate of that market as of year-end 2004 and (ii) updated information regarding the size of the U.S. market for antibiotic drugs as of the year-end 2004. The supplemental materials are marked to indicate the portions of the “Market Opportunity” section of Amendment No. 2 to which they relate.

The Company acknowledges that it previously provided supplemental information regarding the Protamine market rather than the U.S. antibiotic market. The applicable U.S. antibiotic market data is included in that 2004 Data Monitor report provided as part of the supplemental materials sent under separate cover.

In addition, the Company has revised its disclosure on pages 2-3 of Amendment No. 2 (pages 2-3 of the marked version of Amendment No. 2) under the heading “Market Opportunities” to more closely correlate to the supplemental materials.

Back to Contents

Securities and Exchange Commission

June 19, 2006

Risk Factors, page 16

2.     We note your response to comment 7 in our letter dated May 2, 2006 and reissue the comment. We note other generic risk factor headings that could apply to any business similar to yours without addressing what the specific risks are to your business. For example, we note “We are subject to government regulations” on page 27 and “We face significant competition and continuous technological change” on page 28.

Response: The Company has revised the following risk factors on the following pages of Amendment No. 2 in response to the Staff’s comment:

Risk Factor	Amendment No. 2 Page No.	Amendment No. 2 Page No. (marked)
“All of our product candidates are in …”	17	17
“We may have to engage in costly litigation …”	24-25	24-25
“Our ability to develop our product candidates…”	25	25
“If competitors develop and market products…”	27	27-28

The Company removed the risk factor entitled “We are subject to government regulations” (which was cited in your comment above) from Amendment No. 2. This generic risk factor was removed because the Company believes that the other risk factors in Amendment No. 2 adequately address the specific risks relating to its business from government regulation. Further to this point, the Company notes that it added the risk factor entitled “Healthcare reform measures could adversely affect our business” on pages 27-28 of Amendment No. 2 (page 28 of the marked version of Amendment No. 2).

With respect to risk factors that have not been revised, the Company respectfully submits that while these risks are applicable to the Company’s business, and are thus appropriate for inclusion in the Registration Statement, they are not enhanced with respect to the Company as compared to similar businesses. Thus, the Company has not revised its disclosure because it believes that to do so would ameliorate the disclosed risks that the Company believes are applicable to it.

Back to Contents

Securities and Exchange Commission

June 19, 2006

* * * * * * * * * * * * * * * * * *

If you have any questions, please feel free to contact me at (215) 963-5388 or Justin W. Chairman at (215) 963-5061.

Regards,

/s/ Michael F. Marino

Enclosures

cc:	Howard Baik (Securities and Exchange Commission) Nicholas Landekic (PolyMedix, Inc.) Edward F. Smith (PolyMedix, Inc.) Justin W. Chairman, Esq. (Morgan, Lewis & Bockius LLP)